Exhibit 10.33

July 15, 2009

Jesse V. Crews

[Address]

Dear Jesse:

On behalf of Willis Lease Finance Corporation (the “Company”), I am pleased to provide you with the following offer to join our Company and become part of our senior management team:

Title:	Executive Vice President- Chief Operating Officer

Base Salary:

Your base salary will be $350,000 per year, less payroll deductions and required withholdings. You will be paid semi-monthly. Your salary, along with those of other executive officers of WLFC, will be reviewed by the Compensation Committee of the Board of Directors on an annual basis.

Incentive
Compensation:

The 2009 Bonus Plan (the “Plan”) is designed to provide a bonus equal to a targeted percentage of your base salary. Your participation will be prorated based on the number of weeks you are employed from your actual start date through December 31, 2009. Your target bonus percentage will be equal to 50% of your base salary.

The Plan is based upon the Company achieving certain performance targets, which may change from year-to-year. The 2009 Bonus Plan is based on the achievement of a return on equity of 10.5%. Assuming the Company achieves this target, a bonus pool will be created to be divided up among all participants. The size of each participant’s share of the bonus pool is based on their base salary times their target bonus percentage as a percentage of the product of all participants’ base salaries times their target bonus percentages. We would be happy to discuss the 2009 Bonus Plan with you in greater detail.

You will also be eligible to receive an additional discretionary bonus of up to 50% of your base salary as determined by the Compensation Committee of the Board based on the recommendation of the CEO.

Restricted Stock
Grant:

Subject to the terms and conditions of the 2007 Stock Incentive Plan within 30 days of your start date you will be granted 10,000 restricted shares of Company common stock.  One-fourth of these shares will vest and in equal increments on each one-year anniversary of the grant date through the fourth anniversary, provided that you are employed by the Company on each such anniversary date.   In addition, you will be eligible to participate in the Company’s ongoing equity compensation plan, which could result in annual awards of additional restricted shares based upon Company and individual performance.

Benefits:

You will be entitled to participate in such employment benefits as are generally available to senior managers of the Company (provided, of course, that you meet the standard eligibility requirements, as applicable), including:

a) Vacation. Four weeks vacation on an annual basis pro-rated for 2009 based on your start date.

b) Company Medical, Dental and Vision Plans. The cost of these plans varies slightly based upon whether you select the HMO or PPO.

c)                                      401(k) Plan.  The Company has a 401(k) plan that permits a wide variety of investment selections and allows you to administer your account via the Internet or over the phone 24 hours per day.  The employee’s first 8% of deferrals is matched on a 50% basis.

e)                                      Employee Stock Purchase Plan.  This Plan is designed to provide employees an opportunity to purchase shares of Company common stock every 6 months at a 15% discount from the market value of the stock.  An employee may commit from 1 — 10% of his/her base salary via payroll deductions and may purchase a maximum of 500 shares each 6-month period.

f) Short-Term Disability. Provides 60% of the employee’s salary up to a maximum payment of $3,500 per week for 18 weeks.

g) Long-Term Disability. Provides 60% of the employee’s salary up to a maximum benefit of $15,000 per month while you continue to be disabled, until age 65.

h) Group Life Plan. Plan provides coverage of 1x earnings up to $550,000. Employees have the option to purchase additional life insurance via the Supplemental Life Insurance Option.

i) Travel Accident Insurance. Pays a death benefit of $1 million for both business and personal travel.

j) Employee Assistance Plan. Confidential counseling service for employees and dependents.

Start Date:	On or about July 29, 2009. We will work with you to be as flexible as possible with respect to your start date.

This offer is subject to the approval of the Company’s Board of Directors, which is expected to be obtained on or about July 20, 2009.

For purposes of federal immigration law, you will be required to provide documentary evidence of your identity and eligibility for employment in the United States.  Such documentation must be provided to us within three business days of your start date.

Your employment with the Company will be “at will” and not for a specified term.  This means that the Company may terminate your employment at any time and you may terminate your employment at any time with or without cause, for any reason or for no reason, with or without notice.  Any contrary representations or agreements which may have been made to you are superseded by this offer letter.  Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment only may be changed in an express written agreement signed by you and a duly Company authorized officer.

By signing this offer letter, you represent and warrant that (i) you are not a party to any employment agreement or other contract or arrangement that prohibits or restricts, in any way, your full-time employment with WLFC, (ii) you will not disclose any trade secrets or confidential information of any third party to the Company, and (iii) you do not know of any conflict that would restrict your employment with WLFC.

I look forward to hearing from you soon.  Please feel free to call if you have any questions.

To indicate your acceptance of our offer, please sign and date the enclosed copy of this letter in the space provided and return it to me.

Sincerely,

/s/ Thomas C. Nord
Thomas C. Nord
Senior Vice President

I ACCEPT THE ABOVE OFFER:

July 15, 2009

/s/ Jesse V. Crews
Jesse V. Crews

CC: Charles F. Willis